1053775
1-14744

P.E. 12/31/01

02011482

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

RECEIVED JAN 22 2002

For ...1-31 December....2001

UNITED UTILITIES PLC

(Translation of registrant's name into English)

U.S. POST OFFICE DELAYED

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PROCESSED
FEB 08 2002
THOMSON FINANCIAL

UNITED UTILITIES PLC
(Registrant)

Date: 31 December 2001

BY..............................
Tim Rayner
Company Secretary

* Print the name and title of the signing officer under his signature

CHRISTMAS GIVEAWAY TO STOP WINTER BURSTS

3 December, 2001

Wigton environmentalists have linked with United Utilities to play Santa and protect the town's pensioners from bursts.

The company is supplying the 'Free for All' group with 1,000 strips of pipe lagging material which the group will then fit in the homes of the elderly.

Councillor Dennis Graham, the Deputy Mayor of Wigton and the group's secretary said: "We're inviting people down to collect the two strips that we have allocated per person on Tuesday December 4.

"We are keen to work with United Utilities to make people aware of how important it is to insulate their homes this winter. Protecting their pipes will not only protect them from the horrors of burst pipes but also means they will not have to face unexpected repair bills."

The give-away will take place at the Royal British Legion on Tuesday at 1.45pm. Anyone who needs a hand putting on the pipe lagging material will be helped out by a member of the group.

The free packs will also include a low-energy light bulb and a save-a-flush device for the toilet cistern.

Jamie Miller, market development manager at United Utilities, said: "We can't predict what kind of a winter we're going to have this year but its likely that we'll have some very cold spells. Every year people contact us after suffering with frozen pipes, or even worse, burst pipes.

"This give-away will help people to become more prepared and encourage them to take a few reasonable precautions rather than have to clear up an expensive mess," he added.

Top tips to protect your home this winter :

- Lagging your pipes is simple and doesn't need to cost much if you do it yourself. Pipe lagging should be at least 32mm (1.25") thick and there should be no gaps
- Water tanks should be lagged – preferably with a pre-formed insulation kit or with polythene bags filled with glass wool or some other loose insulation fill. All materials are available at B & Q or good

DIY stores.

- Find out where your stop tap is (this is normally under the sink, in a downstairs toilet or in the garage if this is built onto the house).
- If you are going away during winter, even for a few days, the best protection is to leave your heating on a low level. If you are going to be away for some time, you could consider draining the whole system.

This year United Utilities introduced a new, free service – a plumbing service hotline. Call 0845 6014419 24 hours a day, 7 days a week, to be put in touch with an approved plumber in your area.

Go to the **Press Releases** index

EXPERT ENCOURAGES TIMBER GROWERS TO GO GREENER

4 December, 2001

One of the UK's leading experts in green energy generation addressed members of Wales' woodlands and forestry industries on Monday in Llandrindod Wells, Powys.

Peter Dickson, of United Utilities Green Energy, was speaking at the second Wales Timber Growers' Association Conference, presenting the case for diversification from traditional woodland activities to more visionary methods, such as the generation of electricity from biomass.

United Utilities is one of the UK's leading initiators, developers and operators of renewable energy schemes, with more than 40 operational schemes throughout the UK and plans to expand its generation capability by more than 50% over the next three to four years.

Delegates from all over Wales debated the issues at the heart of the National Assembly's Strategy for Woodland Development and Biomass, due for publication in the New Year.

Peter Dickson illustrated how sustainability can be achieved by enhanced management of rural assets – achieving commercial success whilst also putting the environment first.

Mr Dickson said: "Support for biomass-based power generation is a key pillar of the Government's policy for developing the renewable energy industry in the UK. It also simultaneously offers brand new income streams for agricultural and forestry industries.

"Bringing together green energy production, enhanced woodland management and diversification of the rural economy offers a long-term sustainable business."

Mr Dickson, who sits on the National Assembly's Strategy Group for Woodlands Development and Biomass, added: "United Utilities' Green Energy works in partnership with all key parties that have an interest in the development of our schemes.

"We make our projects fit within the local environment rather than making the environment fit our schemes."

United Utilities Green Energy has a variety of technologies already within its portfolio ranging from hydropower, waste and energy to offshore wind and on-site embedded generation.

Notes to editors:

- **United Utilities Green Energy business, bought from Hyder in December, 2000, is one of the UK's leading renewable electricity developers, responsible for more than 10 per cent of the total renewable generation in England and Wales**
- **Biomass – or energy crop – can be found from two principal sources in the UK which are coppiced willow and miscanthus grass**
- **The UK has one of the lowest levels of tree cover in Europe and developing short rotation coppice is perfectly viable on a wide range of land types**

The new skills and business opportunities offered through biomass represent a powerful driver for rural diversification, especially in the wake of foot and mouth.

Go to the **Press Releases** index

UNITED UTILITIES ON-LINE WITH BUSINESS IN THE COMMUNITY

4th December, 2001

Award-winning reporter of corporate social and environmental impact, United Utilities, is once again taking a lead by being one of the first companies to take part in a new corporate social responsibility reporting channel.

The Business in the Community Impact on Society Reporting Website (www.bitc.org.uk/iosreporting) is being launched, and will be online, on Tuesday, December 4.

United Utilities Chief Executive John Roberts said: "We are committed to improving and making public the policies, principles and systems that determine the way we manage our impact on society and our contribution to a sustainable economy. This new website gives us yet another avenue to be able to communicate our progress."

"We have a strong track record in the way we manage our environmental and social impacts and we were delighted to be named 'Company of the Year' by Business in the Community in July last year as well as being named as one of the top 'corporate citizens' in a United Nations study.

The company is among the first ten companies to have information about its social and environmental impact on the new Business in the Community website. United Utilities also reports its performance on iits own website as well as producing an annual Social and Environmental Impact Report.

(The report won the Association of Certified Chartered Accountants Environment Impact award in 1999 and has been shortlisted for the award in 2001.

Further information from the newsroom on 33023 / 33988

Go to the **Press Releases** index

INFORMATION SPARKS TRAVEL TO SCHOOLS

6th December, 2001

School children in Carlisle and Penrith will be among the first bright sparks to benefit from a new science education programme by United Utilities.

The visiting science classroom will teach pupils the story of electricity, using interactive gadgets like circuit boards and motors.

However teachers will be getting in before their pupils with a preview of what is in store on inset days in Carlisle on Tuesday, December 4 and Penrith on Friday, December 7.

The science programme is being run by Keith Clarkson, who spent 35 years with the company as an engineer: "We have an electricity education classroom in the south of the region but we realised that children in Cumbria, especially those in the more rural areas, would be missing out so we decided to bring the classroom to them.

"We aim to bring science to life and make learning about electricity fun but there is a serious side in teaching children about the importance of safety. This education programme also fits in well with this year being the Year of Science and also acts as professional development for teachers, teaching them about basic electricity, helping them to deliver the national curriculum."

United Utilities has been working in partnership with Cumbria Business Education Consortium and Setpoint Cumbria, which promotes science, technology engineering and mathematics education in the county to organise the education programme.

Tony Gill, manager, said: "This is a very welcome and valuable addition to education/business links activity in Cumbria. Working with young people to develop an interest in the practical applications of science, technology, engineering and maths is key to business development in the future. This initiative from United Utilities is contributing to the learning opportunities for primary school pupils, particularly in the rural areas of Cumbria."

Keith will be 'teaching the teachers' on Tuesday, December 4, at Carlisle Enterprise Centre, James Street, Carlisle. Friday, December 7 at Newton Rigg College, Penrith.

Keith will be visiting schools from January 15, 2002.